As filed with the Securities and Exchange Commission on July , 2018

Registration No. 333-226011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Berry Petroleum Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	1311	81-5410470
(State or other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

5201 Truxtun Ave., Bakersfield, California 93309
(661) 616-3900
(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Arthur T. Smith
President and Chief Executive Officer
5201 Truxtun Ave., Bakersfield, California 93309
(661) 616-3900
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:

Douglas E. McWilliams
Sarah K. Morgan
Vinson & Elkins L.L.P.
1001 Fannin, Suite 2500
Houston, Texas 77002-6760
(713) 758-2222

Gerald M. Spedale
Gibson, Dunn & Crutcher LLP
811 Main Street, Suite 3000
Houston, Texas 77002-6117
(346) 718-6600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	21,562,500	$17.00	$366,562,500	$45,638

(1) Estimated solely for the purpose of calculating the registration fee. Includes 2,812,500 additional shares of common stock that the underwriters have the option to purchase from the selling stockholders.
(2) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3) The Registrant previously paid $12,450 of the registration fee in connection with a previous filing of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated July___, 2018

18,750,000 Shares



Berry Petroleum Corporation

Common Stock

This is the initial public offering of the common stock of Berry Petroleum Corporation, a Delaware corporation. We are selling 8,000,000 shares of our common stock, and the selling stockholders are selling 10,750,000 shares of our common stock. We will not receive any proceeds from the shares of our common stock sold by the selling stockholders.

We anticipate that the initial public offering price will be between $15.00 and $17.00 per share. We have applied to list our common stock on the Nasdaq Global Select Market (the "NASDAQ") under the symbol "BRY."

The selling stockholders have granted the underwriters the option to purchase up to an additional 2,812,500 shares of common stock on the same terms and conditions set forth above if the underwriters sell more than 18,750,000 shares of common stock in this offering.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status."

Investing in our common stock involves risks. Please see "Risk Factors" beginning on page 30 of this prospectus.

	Per Share	Total(1)
Public Offering Price	$	$
Underwriting discount(1)	$	$
Proceeds to Berry Petroleum Corporation (before expenses)	$	$
Proceeds to the selling stockholders	$	$

(1) We refer you to "Underwriting (Conflicts of Interest)" beginning on page 181 of this prospectus for additional information regarding underwriting compensation.

The underwriters expect to deliver the shares on or about   , 2018

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman Sachs & Co. LLC   Wells Fargo Securities   BMO Capital Markets

The date of this prospectus is   , 2018

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $16.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock. You should read "Risk Factors" for information about important risks that you should consider carefully before investing in our common stock.

Except as noted or as the context requires otherwise, when we use the terms "we," "us," "our," the "Company," or similar words in this prospectus, (i) on or prior to the Effective Date, we are referring to Berry LLC, and (ii) following the Effective Date, we are referring to Berry Corp. and its subsidiary, Berry LLC, as applicable. When we refer to "our predecessor company," we are referring to Berry LLC as it existed on or prior to the Effective Date. This prospectus includes certain terms commonly used in the oil and natural gas industry, which are defined elsewhere in this prospectus in "Annex B: Glossary of Oil and Natural Gas Terms."

Our Company

We are a California-based independent upstream energy company engaged primarily in the development and production of conventional oil reserves located in the western United States. Our long-lived, predictable and high margin asset base is uniquely positioned to support our objectives of generating top-tier corporate-level returns and positive free cash flow through commodity price cycles. We believe that executing our strategy across our low-declining production base and extensive inventory of identified drilling locations will result in long-term, capital efficient production growth as well as the ability to return excess free cash flow to stockholders.

We target onshore, low-cost, low-risk, oil-rich reservoirs in the San Joaquin basin of California and the Uinta basin of Utah, and, to a lesser extent, the low geologic risk natural gas resource play in the Piceance basin in Colorado. In the aggregate, the Company's assets are characterized by:

- high oil content, which makes up approximately 81% of our production;
- favorable Brent-influenced crude oil pricing dynamics;
- long-lived reserves with low and predictable production decline rates;
- stable and predictable development and production cost structures;
- a large inventory of low-risk identified development drilling opportunities with attractive full-cycle economics; and
- potential in-basin organic and strategic opportunities to expand our existing inventory with new locations of substantially similar geology and economics.

California is and has been one of the most productive oil and natural gas regions in the world. Our asset base is concentrated in the oil-rich San Joaquin basin in California, which has more than 100 years of production history and substantial remaining oil in place. As a result of these attributes, we have a strong understanding of many of the basin's geologic and reservoir characteristics, leading to predictable, repeatable, low-risk development opportunities.

including the timing, amount and allocation of our capital expenditures, technological enhancements and marketing of production. We expect our operations to continue to generate sufficient levered free cash flow at current commodity prices to fund maintenance operations and growth. Also, unlike our peers who operate primarily in unconventional plays, our assets generally do not necessitate inventory-constrained and highly specialized equipment, which provides us relative insulation from cost inflation pressures. Our high degree of operational control and relatively stable cost environment provide us significant visibility and understanding of our expected cash flows.

- **_Conservative balance sheet leverage with ample liquidity and minimal contractual obligations_**.   In February 2018, we closed a private offering of $400 million in aggregate principal amount of 7.00% senior unsecured notes due 2026 (the "2026 Notes"), which resulted in net proceeds to us of approximately $391 million after deducting expenses and the initial purchasers' discount. After giving effect to our sale of common stock in this offering, we expect to have approximately $389 million of available liquidity, defined as cash on hand plus availability under the $1.5 billion reserves-based lending facility we entered into on July 31, 2017 (as amended, the "RBL Facility"). In addition, we have minimal long-term service or fixed-volume delivery commitments. This liquidity and flexibility permit us to capitalize on opportunities that may arise to grow and increase stockholder value.

Our Business Strategy

The principal elements of our business strategy include the following:

- **_Grow production and reserves in a capital efficient manner using internally generated levered free cash flow_**.   We intend to allocate capital in a disciplined manner to projects that will produce predictable and attractive rates of return. We plan to direct capital to our oil-rich and low-risk development opportunities while focusing on driving cost efficiencies across our asset base with the primary objective of internally funding our capital budget and growth plan. We may also use our capital flexibility to pursue value-enhancing, bolt-on acquisitions to opportunistically improve our positions in existing basins.

- **_Maximize ultimate hydrocarbon recovery from our assets by optimizing drilling, completion and production techniques and investigating deeper reservoirs and areas beyond our known productive areas_**.   While we intend to utilize proven techniques and technologies, we will also continuously seek efficiencies in our drilling, completion and production techniques in order to optimize ultimate resource recoveries, rates of return and cash flows. We will explore innovative EOR techniques to unlock additional value and have allocated capital towards next generation technologies. For example, in our South Belridge Hill non-thermal and Midway-Sunset thermal Diatomite properties, we employ both fracture stimulation and advanced thermal techniques, and in our Piceance properties, we use advanced proppantless slick water fracture stimulation techniques. In addition, we intend to take advantage of underdevelopment in basins where we operate by expanding our geologic investigation of deeper reservoirs on our acreage and adjacent acreage below existing producing reservoirs. Through these studies, we will seek to expand our development beyond our known productive areas in order to add probable and possible reserves to our inventory at attractive all-in costs.

- **_Proactively and collaboratively engage in matters related to regulation, safety, environmental and community relations_**.   We are committed to proactive engagement with regulatory agencies in order to realize the full potential of our resources in a timely fashion that safeguards people and the environment and complies with law and regulations. We expect our work with regulators and legislators throughout the rule making process to minimize any

The Offering

Issuer . . . . Berry Petroleum Corporation.

Common stock offered by us . . . . 8,000,000 shares.

Common stock offered by the selling
   stockholders . . . . 10,750,000 shares (or 13,562,500 shares, if the underwriters exercise in full their option to purchase additional shares).

Common stock outstanding after this offering . . . . . 80,641,184 shares, including 39,553,295 shares of common stock issued in connection with the Preferred Stock Conversion.

Option to purchase additional shares . . . . The selling stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 2,812,500 additional shares of our common stock if the underwriters sell more than 18,750,000 shares of common stock in this offering.

Use of proceeds . . . . Assuming the midpoint of the price range set forth on the cover of this prospectus, we expect to receive approximately $118 million of net proceeds from this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

                                                        We intend to use approximately $57 million of the proceeds from this offering to repay borrowings under our RBL Facility, approximately $60 million to fund the cash payable to holders of our Series A Preferred Stock in connection with the Preferred Stock Conversion and any remaining proceeds for general corporate purposes. Please see "Use of Proceeds."

Conflicts of Interest . . . . Certain investment funds affiliated with   , an underwriter in this offering, own in excess of 10% of our issued and outstanding common and Series A Preferred Stock and will receive, as a holder of Series A Preferred Stock, 5% or more of the net proceeds of this offering due to the cash payment in the connection with the Preferred Stock Conversion. In addition, an affiliate of each of Wells Fargo Securities, LLC and BMO Capital Markets Corp. is a lender under the RBL Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the RBL Facility. Under the rules of the Financial Industry Regulatory Authority, Inc. ("FINRA"), each of   , Wells Fargo Securities, LLC and BMO Capital Markets Corp. are deemed to have a conflict of interest with us within the meaning of FINRA Rule 5121.

Because of the conflicts of interest, this offering is being conducted in accordance with FINRA Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus.

In accordance with this rule,   has assumed the responsibilities of acting as a qualified independent underwriter.   will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering.   , Wells Fargo Securities, LLC and BMO Capital Markets Corp. will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer. For more information, please see "Underwriting (Conflicts of Interest)—Conflicts of Interest."

Dividend policy	We anticipate paying a quarterly cash dividend of $0.12 per share on our common stock subsequent to this offering. The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. We are subject to certain restrictive covenants under the terms of the agreements governing our indebtedness that limit our ability to pay cash dividends. Please see "Dividend Policy."
Listing and trading symbol	We have applied to list our common stock on the NASDAQ under the symbol "BRY."

Risk factors	You should carefully read and consider the information set forth under the heading "Risk Factors" on page 30 of this prospectus and all other information set forth in this prospectus before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering excludes shares of common stock reserved and available for issuance under the Berry Petroleum Corporation 2017 Omnibus Incentive Plan, as amended and restated (our "Restated Incentive Plan"). As of June 27, 2018, 9,832,111 of the 10,000,000 shares of common stock originally authorized for issuance under the Restated Incentive Plan may be issued in the future pursuant to awards under the Restated

Summary Historical and Pro Forma Financial Information

The following table shows the summary historical financial information, for the periods and as of the dates indicated, of our predecessor company (Berry LLC) and successor company (Berry Corp.). The summary historical financial information as of and for the year ended December 31, 2016 is derived from the audited historical financial statements of Berry LLC included elsewhere in this prospectus. The summary historical financial information as of and for the two months ended February 28, 2017 is derived from audited financial statements of Berry LLC included elsewhere in this prospectus. The summary historical financial information for the ten months ended December 31, 2017 is derived from audited consolidated financial statements of Berry Corp. included elsewhere in this prospectus. The summary historical financial information as of and for the one month ended March 31, 2017 and as of and for the three months ended March 31, 2018 is derived from unaudited consolidated financial statements of Berry Corp. included elsewhere in this prospectus.

Upon Berry LLC's emergence from bankruptcy on February 28, 2017, or the Effective Date, in connection with the Plan, Berry LLC adopted fresh-start accounting and was recapitalized, which resulted in Berry LLC becoming a wholly-owned subsidiary of Berry Corp. and Berry Corp. being treated as the new entity for financial reporting. Upon adoption of fresh-start accounting, our assets and liabilities were recorded at their fair values as of the Effective Date. These fair values of our assets and liabilities differed materially from the recorded values of our assets and liabilities as reflected in Berry LLC's historical balance sheet. The effects of the Plan and the application of fresh-start accounting are reflected in Berry Corp.'s consolidated financial statements as of the Effective Date and the related adjustments thereto are recorded in our consolidated statements of operations as reorganization items for the periods prior to the Effective Date. As a result, our consolidated financial statements subsequent to the Effective Date are not comparable to our financial statements prior to such date. Our financial results for future periods following the application of fresh-start accounting will be different from historical trends and the differences may be material.

The summary unaudited pro forma financial information for the year ended December 31, 2017 is derived from the audited historical financial statements of Berry LLC and Berry Corp. included elsewhere in this prospectus. The summary unaudited pro forma financial information for the three months ended March 31, 2018 is derived from the unaudited historical financial statements of Berry Corp. included elsewhere in this prospectus.

The summary unaudited pro forma financial information for the year ended December 31, 2017 has been prepared to give pro forma effect to (i) the Plan and related transactions and fresh-start accounting, (ii) our sale of an approximately 78% non-operated working interest in the Hugoton natural gas field located in southwest Kansas and the Oklahoma Panhandle on July 30, 2017 (the "Hugoton Disposition"), (iii) the 2026 Notes issuance and (iv) the Preferred Stock Conversion and this offering, including the application of net proceeds from this offering, as if each had been completed as of January 1, 2017. The summary unaudited pro forma financial information does not give effect to the acquisition we made of the remaining approximately 84% non-operated working interest to consolidate with our existing 16% operated working interest in a South Belridge Hill property, located in Kern County, California, in the San Joaquin basin (the "Hill Acquisition") because such transaction is not deemed significant under Rule 3-05 of the SEC's Regulation S-X, so it is not required to be presented.

The summary unaudited pro forma financial information has been provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have occurred if the Plan, the Hugoton Disposition, the 2026 Notes issuance, the Preferred Stock Conversion or this offering, including the application of net proceeds from this offering, had been put into effect on the dates indicated, nor are such financial statements necessarily indicative of the financial position or results of operations in future periods.

(1) Includes non-recurring restructuring and other costs and non-cash stock compensation expense of $3.1 million for the three months ended March 31, 2018, $32.1 million for the ten months ended December 31, 2017 and $7.6 million for the one month ended March 31, 2017.

(2) The Series A Preferred Stock is convertible into common stock but is not a participating security; therefore, we calculated diluted earnings per share using the "if-converted" method where the preferred dividends are added back to the numerator and the Series A Preferred Stock is assumed to be converted at the beginning of the period. No incremental shares of Series A Preferred Stock were included in the diluted earnings per share calculation for the three months ended March 31, 2018, as their effect was antidilutive under the "if-converted" method. In connection with this offering, all outstanding shares of Series A Preferred Stock will be automatically converted into shares of common stock and the right to receive cash. Please see "—Recent Developments—Preferred Stock Conversion."

(3) Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see "—Non-GAAP Financial Measures."

(4) Adjusted General and Administrative Expenses is a non-GAAP financial measure. For a definition of Adjusted General and Administrative Expenses and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please see "—Non-GAAP Financial Measures."

	Pro Forma	
	Year Ended December 31, 2017	Three Months Ended March 31, 2018
	($ in thousands)	
Statements of Operations Data:		
Oil, natural gas and NGL sales	$394,206	$125,624
(Losses) gains on oil and natural gas derivatives	(54,014)	(34,644)
Lease operating expenses	171,708	44,303
Transportation expenses	15,425	2,978
General and administrative expenses(1)	62,681	11,985
Depreciation, depletion and amortization	75,837	18,429
Taxes, other than income taxes	34,555	8,256
Interest expense, net of amounts capitalized	(31,110)	(10,788)
Reorganization items, net (income) expense.	(1,732)	8,955
Income tax (benefit) expense	1,800	556
Net (loss) income	(42,441)	3,801

(1) Includes non-recurring restructuring and other costs and non-cash stock compensation expense of $32.1 million for the year ended December 31, 2017 and $3.1 million for the three months ended March 31, 2018.

Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is not a measure of net income (loss) as determined by GAAP. Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted EBITDA as earnings before interest expense, income taxes, depreciation, depletion, amortization and accretion; exploration expense, derivative gains or losses net of cash received or paid for scheduled derivative settlements; impairments, stock compensation expense, and other unusual out-of-period and infrequent items, including restructuring and reorganization costs.

Our management believes Adjusted EBITDA provides useful information in assessing our financial condition, results of operations and cash flows and is widely used by the industry and the investment community. The measure also allows our management to more effectively evaluate our operating performance and compare the results between periods without regard to our financing methods or capital structure. While Adjusted EBITDA is a non-GAAP measure, the amounts included

There may be circumstances in which the interests of our significant stockholders could be in conflict with the interests of our other stockholders.

As of June 29, 2018, a majority of our outstanding common stock and our outstanding Series A Preferred Stock, which, in connection with this offering, will be automatically converted into shares of our common stock and the right to receive cash, was beneficially owned by a relatively small number of stockholders. For more information regarding the Preferred Stock Conversion, please see "Prospectus Summary—Recent Developments—Preferred Stock Conversion." Circumstances may arise in which these stockholders may have an interest in pursuing or preventing acquisitions, divestitures, hostile takeovers or other transactions, including the issuance of additional equity or debt, that, in their judgment, could enhance their investment in Berry Corp. or another company in which they invest. Such transactions might adversely affect us or other holders of our common stock. In addition, our significant concentration of share ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning shares in companies with significant stockholder concentrations.

Our significant stockholders and their affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in the Certificate of Incorporation could enable our significant stockholders to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents provide that our stockholders and their affiliates are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, the Amended and Restated Certificate of Incorporation of Berry Corp. (as amended in connection with this offering, the "Certificate of Incorporation"), among other things:

- permits stockholders to make investments in competing businesses; and

- provides that if one of our directors who is also an employee, officer or director of a stockholder (a "Dual Role Person") becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Our directors that are Dual Role Persons may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which our stockholders have invested, in which case we may not become aware of, or otherwise have the ability to pursue, such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to be unavailable to us or causing them to be more expensive for us to pursue. In addition, our stockholders and their affiliates may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, waiving our interest and expectancy in any business opportunity that may be from time to time presented to any Dual Role Person could adversely impact our business or prospects if attractive business opportunities are procured by our stockholders for their own benefit rather than for ours.

Certain of our stockholders and their affiliates have resources greater than ours, which may make it more difficult for us to compete with such persons with respect to commercial activities as well as for potential acquisitions. As a result, competition from certain stockholders and their affiliates could adversely impact our results of operations.

Investors in this offering will experience immediate and substantial dilution of $4.67 per share.

Based on an assumed initial public offering price of $16.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $4.67 per share in the as adjusted net tangible book value per share of common stock from the initial public offering price, and our as adjusted net tangible book value as of March 31, 2018 after giving effect to this offering and the Preferred Stock Conversion would be $11.33 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of common stock in subsequent public offerings. We may also issue additional shares of common stock or securities convertible into shares of our common stock. The Certificate of Incorporation provides that Berry Corp.'s authorized capital stock consists of 750,000,000 shares of common stock and 250,000,000 shares of preferred stock. After the completion of this offering, we will have 80,641,184 outstanding shares of common stock. This number includes 18,750,000 shares that we and the selling stockholders are selling in this offering, 2,812,500 shares that the selling stockholders may sell in this offering if the underwriters' option to purchase additional shares is fully exercised and 39,553,295 shares resulting from the Preferred Stock Conversion. We have entered into an amended and restated registration rights agreement with certain of our stockholders, including the selling stockholders (the "Registration Rights Agreement"), pursuant to which such stockholders have the right, subject to various conditions and limitations, to demand the filing of a registration statement covering their shares of our common stock and to demand the Company to support underwritten sales of such shares, subject to the limitations specified in the Registration Rights Agreement. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of our common stock to significantly decline. As of June 7, 2018, there were 24,857,198 shares of our common stock and 31,835,242 shares of Series A Preferred Stock, each of which will be converted into 1.05 shares of common stock in connection with the Preferred Stock Conversion, outstanding that were owned by stockholders with rights under the Registration Rights Agreement. For more information see "Description of Capital Stock—Registration Rights."

The issuance of any securities for acquisitions, financing or other purposes, upon conversion or exercise of convertible securities, or otherwise may result in a reduction of the book value and market price of our outstanding common stock. If we issue any such additional securities, the issuance will cause a reduction in the proportionate ownership and voting power of all current stockholders. We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

Shares of our common stock are reserved for issuance as equity-based awards to employees, directors and certain other persons under the Restated Incentive Plan. In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our common stock issued or reserved for issuance under our Restated Incentive Plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction. Investors may experience dilution in the value of their investment upon the exercise of any equity awards that may be granted or issued pursuant to the Restated Incentive Plan in the future.

USE OF PROCEEDS

We expect to receive approximately $118 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of the common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use approximately $57 million of the proceeds from this offering to repay borrowings under our RBL Facility, approximately $60 million to fund the cash payable to holders of our Series A Preferred Stock in connection with the Preferred Stock Conversion and any remaining proceeds for general corporate purposes.

As of June 30, 2018, we had approximately $66 million in borrowings outstanding under the RBL Facility, with a weighted average interest rate of approximately 4.5%. Borrowings under the RBL Facility were primarily incurred to finance costs associated with the early termination of certain commodity derivative contracts. Amounts repaid under the RBL Facility may be re-borrowed from time to time, subject to the terms of the facility, and we intend to do so from time to time for short-term liquidity and to fund periodic working capital shortfalls. The RBL Facility will mature on July 29, 2022.

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay outstanding borrowings under our RBL Facility.

DIVIDEND POLICY

We have not paid dividends on our common stock to date; however, we anticipate paying a quarterly cash dividend of $0.12 per share on our common stock subsequent to this offering.

In March 2018, the board of directors approved a cumulative paid-in-kind dividend on the Series A Preferred Stock for the periods through December 31, 2017. The cumulative dividend was 0.050907 per share, or approximately 1,825,000 shares in total. Also in March 2018, the board of directors approved a $0.158 per share, or approximately $5.6 million, cash dividend on the Series A Preferred Stock for the quarter ended March 31, 2018. Each dividend was paid in April 2018 to stockholders of record as of March 15, 2018.

In May 2018, the board of directors approved a $0.15 per share, or approximately $5.7 million, cash dividend on the Series A Preferred Stock for the quarter ended June 30, 2018. The dividend will be paid in June to stockholders of record as of June 7, 2018.

In connection with this offering, all outstanding shares of Series A Preferred Stock will be automatically converted into shares of common stock and the right to receive cash. Please see "Prospectus Summary—Recent Developments—Preferred Stock Conversion."

The payment of future dividends, if any, will be determined by our board of directors in light of conditions then existing, including our earnings, financial condition, capital requirements, restrictions in financing agreements, business conditions and other factors. We are subject to certain restrictive covenants under the terms of the agreements governing our indebtedness that limit our ability to pay cash dividends.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and restricted cash and capitalization as of March 31, 2018:

- on an actual basis; and

- on an as adjusted basis to give effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share, which is the midpoint of the range set forth on the cover of this prospectus, the application of the net proceeds we receive from this offering as set forth under "Use of Proceeds" and the Preferred Stock Conversion.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes appearing elsewhere in this prospectus.

| | As of March 31, 2018 | |
| | Actual | As Adjusted(1) |
	($ in thousands)	
Cash, cash equivalents and restricted cash	$ 88,639	$ 134,787
Debt:		
RBL Facility(2)	$ —	$ —
Senior Notes due 2026(3)	400,000	400,000
Total debt	400,000	400,000
Stockholders' Equity		
Series A Preferred Stock—$0.001 par value, 250,000,000 shares authorized (actual and as adjusted); 35,845,001 shares issued and outstanding (actual) and no shares issued and outstanding (as adjusted)(4)	335,000	—
Common Stock—$0.001 par value, 750,000,000 shares authorized (actual and as adjusted); 32,995,233 shares issued and outstanding (actual); and 80,548,528 shares issued and outstanding (as adjusted)	526,112	912,910
Total stockholders' equity	861,112	912,910
Total capitalization	$1,261,112	$1,312,910

---

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by approximately $8 million, $8 million and $8 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions payable by us. If the proceeds increase due to a higher initial public offering price, we would use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price, then we would first reduce by a corresponding amount the net proceeds directed to general corporate purposes and then, if necessary, the net proceeds directed to repay outstanding borrowings under our RBL Facility. We may also increase or decrease the number of shares we are offering. An increase (decrease) of one million shares offered by us at an assumed offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) additional paid-in capital, total equity and total capitalization by

approximately $15 million, $15 million and $15 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2) As of June 30, 2018, the outstanding balance under the RBL Facility was approximately $66 million, and we had cash on hand of approximately $5 million, excluding restricted cash of approximately $20 million.

(3) This amount is offset by debt issuance costs of approximately $8.9 million on the condensed consolidated balance sheet.

(4) Actual does not include 1,824,804 shares issued as a paid-in-kind dividend in April 2018.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our net tangible book value as of March 31, 2018, after giving effect to the Preferred Stock Conversion, was $795 million, or $10.96 per share.

Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering after giving effect to the Preferred Stock Conversion. Assuming an initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to the sale of the shares in this offering and the Preferred Stock Conversion and further assuming the receipt of the estimated net proceeds of $118 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of March 31, 2018 would have been approximately $913 million, or $11.33 per share. This represents an immediate increase in the net tangible book value of $0.37 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $4.67 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Assumed initial public offering price per share		$16.00
Pro forma net tangible book value per share as of March 31, 2018	$10.96	
Increase per share attributable to new investors in this offering	0.37	
As adjusted pro forma net tangible book value per share after giving further effect to this offering and the Preferred Stock Conversion		11.33
Dilution in pro forma net tangible book value per share to new investors in this offering		$ 4.67

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our as adjusted pro forma net tangible book value per share after the offering and the Preferred Stock Conversion by $0.09 and increase (decrease) the dilution to new investors in this offering by $0.91 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2018, the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at our assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, calculated before deduction of estimated underwriting discounts and commissions:

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			($ in thousands)		
Existing stockholders(1)	72,548,528	90	$809,848	86	$11.16
New investors in this offering(2)	8,000,000	10	128,000	14	16.00
Total	80,548,528	100%	$937,848	100%	$11.64

(1)   The number of shares disclosed for the existing stockholders includes shares being sold by the selling stockholders in this offering. <u>These shares and consideration also give effect to the Preferred Stock Conversion.</u>

(2)   The number of shares disclosed for the new investors does not include shares being purchased by the new investors from the selling stockholders in this offering.

The above tables and discussion are based on the number of shares of our common stock to be outstanding as of the closing of this offering, including giving effect to the Preferred Stock Conversion.

The tables do not reflect shares of common stock reserved and available for issuance under the Restated Incentive Plan. As of June 27, 2018, 9,832,111 of the 10,000,000 shares of common stock originally authorized for issuance under the Restated Incentive Plan may be issued in the future pursuant to awards under the Restated Incentive Plan, of which 1,447,998 shares are currently subject to outstanding awards. 167,889 shares of common stock have previously been issued pursuant to awards and are included in the number of shares of common stock that will be outstanding after this offering.

In addition, the tables do not reflect 7,080,000 shares reserved for issuance in connection with settlement of bankruptcy claims as discussed in "Shares Eligible For Future Sale—Plan of Reorganization." To the extent that holders of unsecured claims elected to receive cash rather than common stock in settlement of their allowed claims, the stock they would have received from the reserved amount will be retained by us as treasury stock under the Plan. While we do not yet know the final amount of shares that we will issue to third parties with respect to the unsecured claims, we have entered into settlement agreements that have materially reduced the potential shares to be issued from the reserved amount. Based on the settlements we have finalized to date, we estimate that we will distribute less than   million shares, and we are currently pursuing additional settlements that would further reduce the number of shares that would ultimately be issued in settlement of claims.

PRO FORMA FINANCIAL DATA

The following unaudited pro forma condensed consolidated financial information of Berry Corp. gives effect to the Company's plan of reorganization and fresh-start accounting, the Hugoton Disposition, the 2026 Notes issuance, the Preferred Stock Conversion and this offering including the application of net proceeds from this offering. Prior to the Effective Date, Berry Corp. had not conducted any business operations. Accordingly, the unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of the Company's wholly owned subsidiary, Berry LLC. The unaudited pro forma condensed consolidated statements of operations are presented for the three months ended March 31, 2018 and the year ended December 31, 2017. The unaudited pro forma condensed consolidated balance sheet is presented as of March 31,2018. This unaudited pro forma condensed consolidated financial information should be read in conjunction with Berry Corp.'s historical consolidated financial statements as of and for three months ended March 31, 2018 and for the ten months ended December 31, 2017 and with Berry LLC's historical financial statements for the two months ended February 28, 2017 included in this prospectus.

The unaudited pro forma condensed consolidated statements of operations give effect to (1) the Plan and fresh-start accounting, (2) the Hugoton Disposition, (3) the 2026 Notes issuance and (4) the Preferred Stock Conversion and this offering, including the application of net proceeds from this offering, as if each had been completed as of January 1, 2017. The unaudited pro forma financial statements do not give effect to the Hill Acquisition because that transaction was not deemed significant under Rule 3-05 of the SEC's Regulation S-X, so it is not required to be presented herein.

The unaudited pro forma condensed consolidated balance sheet gives effect to the Preferred Stock Conversion and this offering, including the application of net proceeds from this offering as if each had been completed on March 31, 2018.

The unaudited pro forma condensed consolidated financial statements are for informational and illustrative purposes only and are not necessarily indicative of the financial results that would have been achieved had the events and transactions occurred on the dates assumed, nor are such financial statements necessarily indicative of the results of operations in future periods. The unaudited pro forma condensed consolidated financial statements do not include realization of cost savings expected to result from the Plan. The pro forma adjustments, as described in the accompanying notes, are based upon currently available information. The historical financial information has been adjusted to give effect to pro forma adjustments that are (i) directly attributable to the Plan becoming effective, fresh-start accounting, the Hugoton Disposition, the 2026 Notes issuance, the Preferred Stock Conversion, this offering and the application of net proceeds from this offering, (ii) factually supportable, and (iii) expected to have a continuing impact on the Company's consolidated results.

Background

On May 11, 2016, the Linn Entities and Berry LLC filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code") in Bankruptcy Court. In December 2016, Berry LLC, on the one hand, and LINN Energy and its other affiliated debtors, on the other hand, filed separate plans of reorganization with the Bankruptcy Court. The Plan was filed on December 13, 2016. On January 27, 2017, the Bankruptcy Court entered its confirmation order approving and confirming the Plan (the "Confirmation Order").

In anticipation of the effectiveness of the Plan, Berry Corp. was formed for the purpose of having all the membership interests of Berry LLC assigned to it upon Berry LLC's emergence from bankruptcy. On the Effective Date, the Plan became effective and was implemented in accordance with its terms.

Among other transactions, 100% of Berry LLC's outstanding membership interests were transferred to Berry Corp. As a result, Berry LLC emerged from bankruptcy as a wholly owned subsidiary of Berry Corp., separate from LINN Energy and its affiliates.

Plan of Reorganization and Fresh-Start Accounting

On the Effective Date, Berry LLC consummated the following reorganization transactions in accordance with the Plan:

- Linn Acquisition Company, LLC transferred 100% of the outstanding membership interests in Berry LLC to Berry Corp. pursuant to an assignment agreement, dated February 28, 2017, between Linn Acquisition Company, LLC and Berry Corp. (the "Assignment Agreement"). Under the Assignment Agreement, Berry LLC became a wholly owned operating subsidiary of Berry Corp.

- The holders of claims under Berry LLC's Second Amended and Restated Credit Agreement, dated November 15, 2010, by and among Berry LLC, as borrower, Wells Fargo Bank, N.A., as administrative agent, and certain lenders (as amended, the "Pre-Emergence Credit Facility"), received (i) their pro rata share of a cash paydown and (ii) pro rata participation in a new facility (the "Emergence Credit Facility"). As a result, all outstanding obligations under the Pre-Emergence Credit Facility were canceled and the agreements governing these obligations were terminated.

- Berry LLC, as borrower, entered into the Emergence Credit Facility with the holders of claims under the Pre-Emergence Credit Facility, as lenders, and Wells Fargo Bank, N.A., as administrative agent, providing for a new reserve-based revolving loan with up to $550 million in borrowing commitments. For additional information about the Emergence Credit Facility, see Note 5 of our 2017 consolidated financial statements.

- The holders of Berry LLC's 6.75% senior notes due 2020, issued by Berry LLC pursuant to a Second Supplemental Indenture, dated November 1, 2010, and 6.375% senior notes due 2022, issued by Berry LLC pursuant to a Third Supplemental Indenture, dated March 9, 2012 (collectively, the "Unsecured Notes"), received a right to their pro rata share of (i) either 32,920,000 shares of common stock in Berry Corp. or, for those non-accredited investors holding the Unsecured Notes that irrevocably elected to receive a cash recovery, cash distributions from a $35 million cash distribution pool (the "Cash Distribution Pool") and (ii) specified rights to participate in a two-tranche offering of rights to purchase Series A Preferred Stock at an aggregate purchase price of $335 million (as further defined in the Plan, the "Berry Rights Offerings"). As a result, all outstanding obligations under the Unsecured Notes were canceled, and the indentures and related agreements governing these obligations were terminated.

- The holders of unsecured claims against Berry LLC (other than the Unsecured Notes) (the "Unsecured Claims") received a right to their pro rata share of either (i) 7,080,000 shares of common stock in Berry Corp., or (ii) in the event that such holder irrevocably elected to receive a cash recovery, cash distributions from the Cash Distribution Pool. The obligations arising from the Unsecured Claims were extinguished.

- Berry LLC settled all intercompany claims against LINN Energy and its affiliates pursuant to a settlement agreement approved as part of the Plan and the Confirmation Order. The settlement agreement provided Berry LLC with a $25 million general unsecured claim against LINN Energy, which Berry LLC has fully reserved.

Upon the Company's emergence from bankruptcy, it was required to adopt fresh-start accounting, which, with the recapitalization described above, resulted in Berry Corp. being treated as the new entity for financial reporting purposes. The Company was required to adopt fresh-start accounting upon its emergence from bankruptcy because (i) the holders of existing voting ownership interests of our predecessor company received less than 50% of the voting shares of Berry Corp. and (ii) the reorganization value of the Company's assets immediately prior to confirmation of the Plan was less than the total of all post-petition liabilities and allowed claims. An entity applying fresh-start accounting upon emergence from bankruptcy is viewed as a new reporting entity from an accounting perspective, and accordingly, may select new accounting policies.

The Plan and disclosure statement approved by the Bankruptcy Court did not include an enterprise value or reorganization value, nor did the Bankruptcy Court approve a value as part of its confirmation of the Plan. The Company determined a value to be assigned to the equity of the emerging entity as of the date of adoption of fresh-start accounting. Based on the various estimates and assumptions necessary for fresh-start accounting, the Company estimated its enterprise value as of the Effective Date to be approximately $1.3 billion. Reorganization value is derived from an estimate of enterprise value, or the fair value of the Company's long-term debt, stockholders' equity and working capital. Reorganization value approximates the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The enterprise value was estimated using a sum of the parts approach. The sum of parts approach represents the summation of the indicated fair value of the component assets of the Company. The fair value of the Company's assets was estimated by relying on a combination of the income, market and cost approaches.

The reorganization value was allocated to the Company's individual assets generally based on their estimated fair values. For purposes of the accompanying unaudited pro forma condensed consolidated statements of operations, the Company utilized its estimated enterprise value as of the Effective Date and applied such enterprise value as of January 1, 2017. Preparation of an actual valuation with assumptions and economic data as of January 1, 2017 would likely result in an enterprise value that is materially different than such valuation as of the Effective Date. The intent of the unaudited pro forma condensed consolidated financial statements is to illustrate the effects of the Plan based on the underlying economic factors as of the Effective Date.

Hugoton Disposition

The Company closed on the sale of its interests in the Hugoton natural gas field, located primarily in Kansas, effective July 31, 2017.

2026 Notes

In February 2018, the Company closed a private offering of $400 million in aggregate principal amount of 7.00% senior unsecured notes due 2026, which resulted in net proceeds of approximately $391 million after deducting expenses and the initial purchasers' discount. A portion of these net proceeds were used to repay borrowings under the RBL Facility.

Preferred Stock Conversion and Common Stock Offering

In connection with this offering, we will amend the Series A Certificate of Designation to provide for the automatic conversion of all outstanding shares of Series A Preferred Stock. Pursuant to the amendment, each outstanding share of Series A Preferred Stock will be automatically converted into (i) 1.05 shares of common stock and (ii) the right to receive $1.75, minus the amount of any cash dividend paid by the Company on such share of Series A Preferred Stock in respect of any period commencing on or after April 1, 2018.

We expect to receive approximately $118 million of net proceeds (assuming the midpoint of the price range set forth on the cover of this prospectus) from the sale of common stock offered by us in this offering after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use a portion of the proceeds from this offering to fund the cash payable to holders of Series A Preferred Stock in connection with the Preferred Stock Conversion and to repay borrowings outstanding under the RBL Facility.

BERRY PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
FOR THE THREE MONTHS ENDED MARCH 31, 2018
($ in thousands)

	Berry Corp. (Successor) March 31, 2018	Preferred Stock Conversion and Common Stock Offering		Berry Corp. (Successor) Pro Forma
ASSETS				
Current assets:				
Cash and cash equivalents	$ 67,090	$ 46,148	(a)(b)(c)	$ 113,238
Accounts receivable, net	53,559			53,559
Restricted cash	21,549			21,549
Other current assets	13,221			13,221
Total current assets	155,419	46,148		201,567
Noncurrent assets:				
Oil and natural gas properties (successful efforts method)	1,353,036			1,353,036
Less accumulated depletion and amortization	(70,086)			(70,086)
	1,282,950			1,282,950
Other property and equipment	110,028			110,028
Less accumulated depreciation	(7,010)			(7,010)
	103,018			103,018
Other noncurrent assets	20,713			20,713
Total assets	$1,562,100	$ 46,148		$1,608,248
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable and accrued expenses	$ 92,081	$ (5,650)	(c)	$ 86,431
Derivative instruments	64,092			64,092
Liabilities subject to compromise	21,549			21,549
Total current liabilities	177,722	(5,650)		172,072
Noncurrent liabilities:				
Long-term debt	391,123			391,123
Derivative instruments	27,984			27,984
Deferred income taxes	2,827			2,827
Asset retirement obligation	95,364			95,364
Other noncurrent liabilities	5,968			5,968
	523,266			523,266
Equity:				
Successor Series A convertible preferred stock ($.001 par value, 250,000,000 shares authorized and 35,845,001 shares issued at March 31, 2018)	335,000	(335,000)	(b)	—
Successor common stock ($.001 par value, 750,000,000 shares authorized and 32,995,233 shares issued at March 31, 2018)	33	48	(a)(b)	81
Additional paid-in-capital	540,737	386,750	(a)(b)	927,487
Accumulated deficit	(14,658)			(14,658)
Total equity	861,112	51,789		912,910
Total liabilities and equity	$1,562,100	$ 46,148		$1,608,248

BERRY PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THREE MONTHS ENDED MARCH 31, 2018
($ in thousands)

	Berry Corp. (Successor) Three Months Ended March 31, 2018	Issuance of 2026 Notes	Preferred Stock Conversion and Common Stock Offering		Berry Corp. (Successor) Pro Forma	
Revenues and other:						
Oil, natural gas and NGL sales	$125,624		$		$125,624	
Electricity sales	5,453				5,453	
Gains (losses) on oil and natural gas derivatives	(34,644)				(34,644)	
Marketing revenues	785				785	
Other revenues	66				66	
	97,284				97,284	
Expenses:						
Lease operating expenses	44,303				44,303	
Electricity generation expenses	4,590				4,590	
Transportation expenses	2,978				2,978	
Marketing expenses	580				580	
General and administrative expenses . . .	11,985				11,985	
Depreciation, depletion and amortization	18,429				18,429	
Taxes, other than income taxes	8,256				8,256	
Gains on sale of assets and other, net . . .	—				—	
	91,121				91,121	
Other income and (expenses):						
Interest expense, net of amounts capitalized	(7,796)	(2,992)			(10,788)	(j)
Other, net	27				27	
	(7,769)	(2,992)			(10,761)	
Reorganization items, net	8,955				8,955	
(Loss) income before income taxes	7,349	(2,992)			4,357	
Income tax expense (benefit)	939	(383)			556	
Net income (loss)	6,410	(2,609)			3,801	
Dividends on Series A Preferred Stock	(5,650)		5,650	(m)	—	
Net income (loss) available to common stockholders	$ 760	$(2,609)	$ 5,650		$ 3,801	
Net income (loss) per share of common stock:						
Basic	$ 0.02		$	(k)(l)	$ 0.04	
Diluted	$ 0.02			(k)(l)	0.04	
Weighted average common shares outstanding:						
Basic	40,023		45,637	(k)(l)	85,660	
Diluted	40,423		45,637	(k)(l)	85,660	

BERRY PETROLEUM CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2017
($ in thousands)

	Berry Corp. (Successor) Ten Months Ended December 31, 2017	Berry LLC (Predecessor) Two Months Ended February 28, 2017	Plan of Reorganization and Fresh Start Accounting Adjustments	Hugoton Disposition Adjustments	Issuance of 2026 Notes	Preferred Stock Conversion and Common Stock Offering	Berry Corp. (Successor) Pro Forma
Revenues and other:							
Oil, natural gas and NGL sales	$357,928	$ 74,120	$ —	$(37,842)(f)			$394,206
Electricity sales	21,972	3,655	—	—			25,627
Gains (losses) on oil and natural gas derivatives	(66,900)	12,886	—	—			(54,014)
Marketing revenues	2,694	633	—	—			3,327
Other revenues	3,975	1,424	—	(5,265)(f)			134
	319,669	92,718	—	(43,107)			369,280
Expenses:							
Lease operating expenses	149,599	28,238	—	(6,129)(g)			171,708
Electricity generation expenses	14,894	3,197	—	—			18,091
Transportation expenses	19,238	6,194	—	(10,007)(g)			15,425
Marketing expenses	2,320	653	—	—			2,973
General and administrative expenses	56,009	7,964	—	(1,292)(g)			62,681
Depreciation, depletion and amortization	68,478	28,149	(14,105)(a)	(6,685)(h)			75,837
Taxes, other than income taxes	34,211	5,212	—	(4,868)(g)			34,555
Gains on sale of assets and other, net	(22,930)	(183)	—	22,930(i)			(183)
	321,819	79,424	(14,105)	(6,051)			381,087
Other income and (expenses):							
Interest expense, net of amounts capitalized	(18,454)	(8,245)	4,930(b)	—	(9,341)(j)		(31,110)
Other, net	4,071	(63)	—	—			4,008
	(14,383)	(8,308)	4,930	—	(9,341)		(27,102)
Reorganization items, net	(1,732)	(507,720)	507,720(c)	—			(1,732)
(Loss) income before income taxes	(18,265)	(502,734)	526,755	(37,056)	(9,341)		(40,641)
Income tax expense (benefit)	2,803	230	(3,238)	4,994	(2,989)(d)		1,800
Net income (loss)	(21,068)	(502,964)	529,993	(42,050)	(6,352)		(42,441)
Undeclared preferred stock dividend	(18,248)	n/a	(3,585)(e)	—		21,833(m)	—
Net income (loss) available to common stockholders	$ (39,316)	(502,964)	$526,408	$(42,050)	$(6,352)	$ 21,833	$ (42,441)
Net income (loss) per share of common stock:							
Basic	$ (0.98)	n/a				(k)(l)	$ 0.50
Diluted	$ (0.98)	n/a				(k)(l)	0.50
Weighted average common shares outstanding:							
Basic	40,000					45,637(k)(l)	85,637
Diluted	40,000					45,637(k)(l)	85,637

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

1. Basis of Presentation

The accompanying unaudited pro forma condensed consolidated statements of operations, balance sheet and explanatory notes present the financial information of Berry Corp. assuming the events and transactions had occurred on January 1, 2017.

The following are descriptions of the columns included in the accompanying unaudited pro forma condensed consolidated statements of operations and balance sheet:

Predecessor represents the historical statements of operations of Berry LLC for the two months ended February 28, 2017.

Successor represents the historical consolidated statements of operations of Berry Corp. for the ten months ended December 31, 2017.

Fresh-Start Accounting Adjustments represent adjustments to give effect to the Plan and fresh-start accounting to the condensed consolidated statements of operations as of the date assumed.

Hugoton Disposition Adjustments represent adjustments to give effect to the disposition of the Company's interests in the Hugoton basin natural gas fields to the condensed consolidated statements of operations as of the date assumed.

2026 Notes Offering Adjustments represent adjustments to give effect to the Company's issuance and net proceeds of the 2026 Notes to the condensed consolidated statements of operations as of the date assumed.

Preferred Stock Conversion and Common Stock Offering Adjustments represent adjustments to give effect to the conversion of preferred stock into common stock, including the payment of cash dividends and the common stock offering to the condensed consolidated financial statements as of the date assumed.

2. Pro Forma Balance Sheet Adjustments

(a) Reflects the issuance of 8,000,000 additional shares of common stock in the offering and approximately $118 million of net proceeds from the offering.

(b) Reflects the conversion of the outstanding shares of Series A Preferred Stock into (1) approximately 39.6 million shares of common stock and (2) the cash payment of $1.75 on each pre-conversion share of Series A Preferred Stock assumed to have occurred on March 31, 2018. For further discussion of the application of the net proceeds from the offering, please read "Use of Proceeds."

(c) Reflects the payment of the $5.6 million Series A Preferred Stock dividend declared and accrued in March 2018.

3. Pro Forma Statement of Operations Adjustments

Plan of Reorganization and Fresh-Start Accounting Adjustments

The adjustments included in the unaudited pro forma condensed consolidated statements of operations above reflect the effects of the transactions contemplated by the Plan and executed by the Company on the Effective Date as well as fair value and other required accounting adjustments resulting from the adoption of fresh-start accounting.

(a) Reflects a reduction of depreciation, depletion and amortization expense based on new asset values and useful lives as a result of adopting fresh-start accounting as of the Effective Date.

(b) As of the Effective Date, borrowings under the Emergence Credit Facility of $400 million were outstanding, which had an interest rate of 4.81% per annum, letter of credit fees accruing at a rate of 3.75% per annum on the amount subject to draw and a 0.50% per annum commitment fee on undrawn amounts. In addition, issuance costs were being amortized over the five-year term of the Emergence Credit Facility. The Company calculated the pro forma adjustment to decrease interest expense as follows for the two months ended February 28, 2017:

	($ in thousands)
Reversal of Pre-Emergence Credit Facility interest expense	$ 7,789
Reversal of amortization of issuance costs on Pre-Emergence Credit Facility	416
Reversal of other interest expense	40
Pro forma—Emergence Credit Facility interest expense on drawn amounts	(3,153)
Pro forma—Emergence Credit Facility commitment fee on undrawn amounts	(118)
Pro forma—Emergence Credit Facility letter of credit fees	(39)
Pro forma—Amortization of issuance costs on the Emergence Credit Facility	(5)
Pro forma adjustment to decrease interest expense for the two months ended February 28, 2017	$ 4,930

(c) Represents the elimination of reorganization items that were directly attributable to the Chapter 11 reorganization and nonrecurring costs directly related to the bankruptcy, which consist of the following for the two months ended February 28, 2017:

	($ in thousands)
Gain on settlement of liabilities subject to compromise	$(421,774)
Fresh-start valuation adjustments	920,699
Legal and other professional advisory fees	19,481
Other	(10,686)
Pro forma adjustment to eliminate reorganization items for the two months ended February 28, 2017	$ 507,720

In connection with our emergence from bankruptcy, we terminated or renegotiated more favorable terms for several firm transportation and oil sales contracts.

(d) Upon emergence from bankruptcy, Berry Corp. acquired the assets of Berry LLC, which had been treated as a disregarded entity for federal and state income taxes, in a taxable asset acquisition as part of the restructuring. For the two-month period ended February 28, 2017, any tax benefit that would potentially be realizable as a result of the new tax status and losses incurred during the year has not been recognized under the assumption that the Company would not meet the "more likely than not" criteria under Accounting Standards Codification 740 "Income Taxes" and therefore would require a full valuation allowance.

For the year ended December 31, 2017, the effective tax rate used to calculate income tax expense was approximately (4)%. The effective tax rate differed from the federal statutory rate of 35% due to the impact of state taxes, the change in the valuation allowance and the tax reform rate change.

BERRY PETROLEUM CORPORATION

**NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION (Continued)**

For the three months ended March 31, 2018, the effective tax rate used to calculate income tax expense was 12.8%. The effective tax rate differed from the federal statutory rate of 21% due to the impact of state taxes and the change in the valuation allowance.

(e) Reflects the undeclared and accreted dividends on the Series A Preferred Stock assuming that we emerged from bankruptcy and the Series A Preferred Stock was issued on January 1, 2017 rather than the Effective Date.

Hugoton Disposition Adjustments

(f) Reflects the elimination of oil, natural gas, NGL and helium gas sales related to the Hugoton Disposition properties.

(g) Reflects the adjustments related to lease operating, transportation, taxes, other than income taxes, and general and administrative expenses related to the Hugoton Disposition properties.

(h) Reflects the elimination of estimated depreciation, depletion and amortization as well as accretion expense related to the Hugoton Disposition properties.

(i) Reflects the elimination of the gain on sale of assets related to the Hugoton Disposition.

Issuance of 2026 Notes

(j) The issuance of the 2026 Notes was assumed to have occurred on January 1, 2017 for pro forma purposes and to have resulted in net proceeds of $391 million. As a result, borrowings under the Emergence Credit Facility would not have been necessary.

The Company calculated the pro forma adjustments to increase interest expense as a result of the higher interest rate on the 2026 Notes, for the year ended December 31, 2017 as follows:

	($ in thousands)
Reversal of interest expense on Emergence Credit Facility net of availability fee	$(19,769)
Pro Forma – 2026 Notes interest expense	28,000
Pro Forma – amortization of deferred financing costs on 2026 Notes	1,110
Pro Forma adjustment to increase interest expense in 2017	$ 9,341

The Company calculated the pro forma adjustment to increase interest expense as a result of the higher interest rate on the 2026 Notes for the three months ended March 31, 2018 as follows:

	($ in thousands)
Reversal of interest expense on the 2026 Notes from the issuance date of February 8, 2018	$(3,912)
Pro Forma – 2026 Notes interest expense from January 1, 2018 to March 31, 2018 . . .	6,904
Pro forma adjustment to increase interest expense for the three months ended March 31, 2018	$ 2,992

Preferred Stock Conversion and <u>Common Stock</u> Offering Adjustments

(k) Reflects basic and diluted income per common share giving effect to the issuance of <u>8,000,000</u> shares of common stock in <u>this</u> offering<u>, assuming the offering occurred January 1, 2017</u>.

(l) Reflects the conversion of <u>the</u> outstanding share<u>s</u> of Series A Preferred Stock into <u>(1)</u> approximately 37.6 million shar<u>es of</u> common stock and <u>(2)</u> the cash payment <u>of $1.75 on each pre-conversion share of Series A Preferred Stock, assumed to occur on January 1, 2017</u>. For further discussion of the application of the net proceeds from the offering, please read "Use of Proceeds."

<u>(m) Reflects the effect of reversing the Series A Preferred Stock dividends, assuming this offering and the Preferred Stock Conversion occurred January 1, 2017.</u>

rates of return of approximately 51%, assuming SEC Pricing as of December 31, 2017, based on the assumptions used in preparing our SEC reserve report, which can be found under "Primary Economic Assumptions" on page 6 of our reserve report, and 65% assuming Strip Pricing as of May 31, 2018, based on the assumptions found in the Strip Pricing addendum to our reserve report. Our extensive inventory consists of 3,397 Tier 1 gross drilling locations and 3,656 additional gross drilling locations that are currently under review.

- **Brent-influenced pricing advantage**.   California oil prices are Brent-influenced as California refiners import more than 50% of the state's demand from foreign sources. There is a closer correlation of prices in California to Brent pricing than to WTI. Without the higher costs associated with importing crude via rail or supertanker, we believe our in-state production and low-cost crude transportation options, coupled with Brent-influenced pricing, will allow us to continue to realize strong cash margins in California.

- **Experienced, principled and disciplined management team**.   Our management team has significant experience operating and managing oil and gas businesses across numerous domestic and international basins, as well as reservoir and recovery types. We will employ our deep technical, operational and strategic management experience to optimize the value of our assets and the Company. We are focused on the principles of growing levered free cash flows as well as the value of our production and reserves. In doing so, we take a disciplined approach to development and operating cost management, field development efficiencies and the application of proven technologies and processes new to our properties in order to generate a sustained cost advantage.

- **Substantial capital flexibility derived from a high degree of operational control and stable cost environment**.   We operate over 95% of our productive wells and expect to operate a similar percentage of our identified gross drilling locations. In addition, approximately 76% of our acreage is held by production, including 99% of our acreage in California. Our high degree of operational control over our properties, together with the large portion of our acreage that is held by production, gives us flexibility over the execution of our development program, including the timing, amount and allocation of our capital expenditures, technological enhancements and marketing of production. We expect our operations to continue to generate sufficient levered free cash flow at current commodity prices to fund maintenance operations and growth. Also, unlike our peers who operate primarily in unconventional plays, our assets generally do not necessitate inventory-constrained and highly specialized equipment, which provides us relative insulation from cost inflation pressures. Our high degree of operational control and relatively stable cost environment provide us significant visibility and understanding of our expected cash flows.

- **Conservative balance sheet leverage with ample liquidity and minimal contractual obligations**.   In February 2018, we closed the 2026 Notes offering, which resulted in net proceeds to us of approximately $391 million after deducting expenses and the initial purchasers' discount. After giving effect to our sale of common stock in this offering, we expect to have approximately $389 million of available liquidity, defined as cash on hand plus availability under the RBL Facility. In addition, we have minimal long-term service or fixed-volume delivery commitments. This liquidity and flexibility permit us to capitalize on opportunities that may arise to grow and increase stockholder value.

Our Business Strategy

The principal elements of our business strategy include the following:

- **Grow production and reserves in a capital efficient manner using internally generated levered free cash flow**.   We intend to allocate capital in a disciplined manner to projects that

To the extent that the underwriters sell more than 18,750,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,812,500 shares from the selling stockholders. Amounts in the table are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares of Common Stock Being Offered Hereby	Shares of Common Stock Beneficially Owned After this Offering (Assuming No Exercise of the Underwriters' Option to Purchase Additional Shares)		Shares of Common Stock Beneficially Owned After this Offering (Assuming Full Exercise of the Underwriters' Option to Purchase Additional Shares)	
	Number	%		Number	%	Number	%
Directors and named executive officers:							
Arthur T. Smith *(President, Chief Executive Officer and Director)*		%			%		%
Cary Baetz *(Executive Vice President, Chief Financial Officer and Director)*		%			%		%
Gary A. Grove *(Executive Vice President and Chief Operating Officer)*		%			%		%
Brent S. Buckley *(Director)*		%			%		%
Eugene J. Voiland *(Director)*		%			%		%
Kaj Vazales *(Director)*		%			%		%
All directors and executive officers as a group (8 persons)		%			%		%
Selling stockholders and other 5% stockholders		%			%		%

(1) The amounts and percentages of common stock beneficially owned are reported on the bases of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The number of shares beneficially owned by a person includes stock options, convertible preferred stock and any other derivative securities to acquire common stock held by that person that are currently exercisable or convertible within 60 days after the date of this prospectus. The shares issuable under any such securities are treated as outstanding for computing the percentage ownership of the person holding these securities, but are not treated as outstanding for the purposes of computing the percentage ownership of any other person.

DESCRIPTION OF CAPITAL STOCK

Berry Corp.'s authorized capital stock consists of 750,000,000 shares of common stock, par value $0.001 per share, and 250,000,000 shares of preferred stock, par value $0.001 per share. As of May 31, 2018, there were 33,008,086 shares of common stock and 37,669,805 shares of Series A Preferred Stock outstanding. As of May 31, 2018, there were 9 stockholders of record of our common stock. Following the Preferred Stock Conversion and this offering, we will have 80,548,528 shares of common stock outstanding and no shares of Series A Preferred Stock outstanding.

The following summary of the capital stock and the Certificate of Incorporation and Bylaws of Berry Corp. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to the Certificate of Incorporation and Bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Dividends

Subject to the rights granted to any holders of the Series A Preferred Stock, holders of the common stock will be entitled to dividends in the amounts and at the times declared by Berry Corp.'s board of directors in its discretion out of any assets or funds of Berry Corp. legally available for the payment of dividends.

Voting

Each holder of shares of the common stock is entitled to one vote for each share of the common stock on all matters presented to the stockholders of Berry Corp. (including the election of directors). The holders of shares of common stock have no cumulative voting rights. All elections of directors are determined by a plurality of the votes cast, and except as otherwise required by law or by the rules of any stock exchange upon which Berry Corp.'s securities are listed or as otherwise provided in the Bylaws or Certificate of Incorporation, all other matters are determined by a majority of the votes cast affirmatively or negatively, on such matter. Action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting or vote if a written consent setting forth the action is signed by at least the minimum number of votes necessary to authorize or take such action at a meeting.

Liquidation

The holders of the common stock will share equally and ratably in Berry Corp.'s assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding.

Other Rights

The holders of the common stock do not have preemptive rights to purchase shares of Berry Corp.'s stock. The common stock is not convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. The rights, preferences and privileges of holders of the common stock are subject to those of the Series A Preferred Stock and will be subject to those of the holders of any shares of preferred stock that Berry Corp. may issue in the future.

Under the terms of the Certificate of Incorporation, Berry Corp. is prohibited from issuing any non-voting equity securities to the extent required under Section 1123(a)(6) of the Bankruptcy Code and only for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to Berry Corp.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, although our common stock has been quoted on the OTC Grey Market under the symbol "BRRP." Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon completion of this offering, we will have outstanding an aggregate of 80,641,184 shares of common stock, including shares issued in connection with the Preferred Stock Conversion. Of these shares, all of the 18,750,000 shares of common stock to be sold in this offering (or 21,562,500 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. Other than as described below with respect to shares issued in reliance on Section 1145 of the Bankruptcy Code, all remaining shares of common stock will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering, which exclusion also includes the shares issuable if the underwriters exercise the option to purchase additional shares in full) that will be available for sale in the public market are as follows:

- 5,501,567 shares of common stock will be eligible for sale as of the date of this prospectus;
- 53,577,117 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and executive officers, the selling stockholders and certain other stockholders have agreed not to sell any common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Please see "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

UNDERWRITING (CONFLICTS OF INTEREST)

The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC, Wells Fargo Securities, LLC and BMO Capital Markets Corp. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC	
BMO Capital Markets Corp.	
Total	18,750,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional shares from the Company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering upon closing of this offering.

under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a "relevant person" (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Conflicts of Interest

Certain investment funds affiliated with   , an underwriter in this offering, own in excess of 10% of our issued and outstanding common and Series A Preferred Stock and will receive, as a holder of Series A Preferred Stock, 5% or more of the net proceeds of this offering due to the cash payment in the connection with the Preferred Stock Conversion. In addition, an affiliate of each of   , Wells Fargo Securities, LLC and BMO Capital Markets Corp. is a lender under the RBL Facility and will receive 5% or more of the net proceeds of this offering due to the repayment of borrowings under the RBL Facility. Under the rules of FINRA, each of   , Wells Fargo Securities, LLC and BMO Capital Markets Corp. is deemed to have a conflict of interest with us within the meaning of FINRA Rule 5121.

Because of the conflicts of interest, this offering is being conducted in accordance with FINRA Rule 5121, which requires, among other things, that a "qualified independent underwriter" participate in the preparation of, and exercise the usual standards of "due diligence" with respect to, the registration statement and this prospectus. In accordance with this rule,   has assumed the responsibilities of acting as a qualified independent underwriter.   will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering.   , Wells Fargo Securities, LLC and BMO Capital Markets Corp. will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the customer.

The Company estimates that their total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.6 million.

The Company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

18,750,000 Shares

Berry Petroleum Corporation

Common Stock



Goldman Sachs & Co. LLC

Wells Fargo Securities

BMO Capital Markets

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement:

SEC registration fee	$ 45,638
FINRA filing fee	54,985
NASDAQ listing fee	200,000
Printing fees and expenses	350,000
Accounting fees and expenses	250,000
Legal fees and expenses	1,650,000
Engineering fees and expenses	30,000
Transfer agent and registrar fees	5,000
Miscellaneous	14,377
Total	$2,600,000

---

* To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

We are incorporated in Delaware. Under Section 145 of the DGCL, a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings, whether civil, criminal or administrative, brought against them by a third party or in the right of the corporation, by reason that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Article 9 of the Certificate of Incorporation limits its directors' personal liability to the fullest extent permitted by the DGCL. Article 10 of the Certificate of Incorporation provides that we will indemnify any director or officer who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director or officer of Berry Corp. or is or was serving at the request of Berry Corp. as a director, officer, manager, employee or agent of another corporation or of a